SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 21, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

21 February 2020

Commencement of Quarterly Buy Back Programme

Smith & Nephew plc (the "Company") will now commence its Quarterly Buy Back Programme of 649,529 of its ordinary shares of US 20¢ each (the "Buy Back Programme") and has entered into an agreement with Merrill Lynch International ('MLI') under which it has issued an irrevocable instruction to MLI to manage the Buy Back Programme.

The Company intends to hold these shares in Treasury and then cancel them.

These shares were used in connection with employee share schemes in Quarter 4 2019.

The purpose of this Buy Back Programme is to reduce the share capital of the Company, in order to keep it broadly constant. The maximum pecuniary amount allocated to the Buy Back Programme is £14,000,000 and the maximum number of shares that will be purchased under the Buy Back Programme is 649,529. The Buy Back Programme will commence on 24 February 2020 and will end no later than 27 February 2020.

This announcement is made in accordance with Chapter 12 of the UKLA Listing Rules and Market Abuse Regulation 596/2014.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 21, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary